                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    SCHEDULE 13D/A
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                    ONEWAVE, INC.
                             ----------------------------
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.001 PER SHARE
                  -------------------------------------------------
                            (Title of Class of Securities)

                                      68272R108
                -----------------------------------------------------
                                    (CUSIP Number)

                                  With copies to:

    Mr. Martin Mengwall           Richard R. Plumridge, Esq.
    Avix Ventures, L.P.           Brobeck, Phleger & Harrison LLP
    160 West 66th Street          1633 Broadway, 47th Floor
    Suite 47D                     New York, NY  10019
    New York, NY  10023           (212) 581-1600
    (212) 579-6965
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     JUNE 9, 1997
                   ------------------------------------------------
                         (Date of Event Which Requires Filing
                                  of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  Page 1 of 8 Pages
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CUSIP NO. 68272R108                 13D                    PAGE 2 OF 8 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Avix Ventures, L.P.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /x/
                                                      (b) / /

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3   SEC USE ONLY

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4   SOURCE OF FUNDS                                                     PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


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6   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

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   NUMBER     7    SOLE VOTING POWER   0 shares
     OF
   SHARES     --------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER 7,748,871 shares
   OWNED
     BY       --------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER   0 shares
  REPORTING
   PERSON     --------------------------------------------------------------
    WITH      10   SHARED DISPOSITIVE POWER 7,748,871 shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   7,748,871 shares

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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   / /
    CERTAIN SHARES

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     51.7%

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14  TYPE OF REPORTING PERSON                PN

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CUSIP NO. 68272R108                  13D                    PAGE 3 OF 8 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Avix Associates, L.P., as general partner of Avix Ventures, L.P.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /x/
                                                                     (b) / /

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3   SEC USE ONLY


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4   SOURCE OF FUNDS                                                     AF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

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   NUMBER          7    SOLE VOTING POWER   0 shares
     OF
   SHARES          ---------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER 7,748,871 shares
   OWNED
     BY            ---------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER   0 shares
  REPORTING
   PERSON          ---------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER 7,748,871 shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          7,748,871 shares

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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     51.7%

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14  TYPE OF REPORTING PERSON                  PN

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

CUSIP NO. 68272R108                  13D                   PAGE 4 OF 8 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kevin Azzouz, as general partner of Avix Associates, L.P.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /x/
                                                               (b) / /

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3   SEC USE ONLY

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4   SOURCE OF FUNDS                                                  AF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION         United States


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   NUMBER          7    SOLE VOTING POWER   0 shares
     OF
   SHARES          ---------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER 7,748,871 shares
   OWNED
     BY            ---------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER   0 shares
  REPORTING
   PERSON          ---------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER 7,748,871 shares

----------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         7,748,871 shares

----------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     51.7%

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14  TYPE OF REPORTING PERSON           IN

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

CUSIP NO. 68272R108                   13D                  PAGE 5 OF 8 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lennart Mengwall, as general partner of Avix Associates, L.P.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /x/
                                                                     (b) / /

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3   SEC USE ONLY

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4   SOURCE OF FUNDS               AF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION         Sweden

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   NUMBER          7    SOLE VOTING POWER   20,000 shares
     OF
   SHARES          ---------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER 7,748,871 shares
   OWNED
     BY            ---------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER   20,000 shares
  REPORTING
   PERSON          ---------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER 7,748,871 shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   7,768,871 shares


12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   / /
    CERTAIN SHARES

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     51.8%

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14  TYPE OF REPORTING PERSON                IN

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


PRELIMINARY NOTE

    This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D (the "Schedule 13D") filed jointly by the same parties filing this Amendment No. 1 with respect to the common stock, par value $.001 per share (the "Common Stock"), of OneWave, Inc., a Delaware corporation (the "Issuer"). Any defined terms used in this Amendment No. 1 but not defined herein shall have the meanings previously set forth in the Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

    Item 4 is hereby amended and restated to read, it its entirety, as follows:

    On April 22, 1997, Avix Ventures, L.P. entered into an agreement (the "Agreement") with each of Mr. Sundar Subramaniam, J&S Limited Partnership, Harrington Trust Limited, as Trustee of The Appleby Trust, and Legacy Investment Partnership (collectively, the "Sellers"), to purchase an aggregate of Seven Million Seven Hundred Forty Eight Thousand Eight Hundred Seventy One (7,748,871) shares of Common Stock of the Issuer with personal funds. As reported on the Statement on Schedule 13D filed on May 2, 1997, each of the Reporting Persons entered into the Agreement to acquire such shares of Common Stock for investment purposes.

    On April 24, 1997, in connection with the Agreement, Legacy Investment Partnership informed the Issuer by letter of its intent to nominate, at the next scheduled annual meeting of the stockholders of the Issuer, for a slate of directors consisting of Mr. Kevin Azzouz and Mr. Lennart Mengwall, general partners of Avix Associates L.P., and to adopt any amendments to the By-Laws of the Issuer as may be necessary to accomplish such action.

    On May 7, 1997, at the annual meeting of the stockholders of the Issuer, each of Messrs. Azzouz and Mengwall, general partners of Avix Associates L.P., were elected to the Issuer's Board of Directors. Also on May 7, 1997, each of Messrs. Azzouz and Mengwall entered into a letter agreement with the Issuer's Board of Directors pursuant to which they agreed to resign from the Issuer's Board of Directors in the event that the closing of the transactions contemplated by the Agreement did not occur on or before June 14, 1997.

    On June 5, 1997, the closing of the transactions contemplated by the Agreement occurred.

    On June 9, 1997, Klaus P. Besier, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, and Mark J. Gallagher, Chief Financial Officer of the Issuer, resigned from their respective positions. On such date, the Board of Directors appointed Mr. Mengwall as Chairman of the Board of Directors and Mr. Azzouz as Acting Chief Executive Officer.

    As a result of the transactions and events described above, the Reporting Persons may be deemed to be able to exercise significant influence over the management and strategic direction of the Issuer.

                                  Page 6 of 8 Pages

    Although the Reporting Persons have not formulated any definitive plans other than those set forth above, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate, subject to the restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

    Except as indicated in this Schedule 13D, including this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the other matters described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. In the future, however, each of the Reporting Persons reserves the right to adopt such plans or proposals.


                                  Page 7 of 8 Pages

                                      SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 23, 1997


                        AVIX VENTURES, L.P.
                    By:  AVIX ASSOCIATES, L.P., its general partner


                             /s/ Lennart Mengwall
                        ---------------------------------------
                        By:  Lennart Mengwall
                        Title:    General Partner


                             AVIX ASSOCIATES, L.P.



                             /s/ Lennart Mengwall
                        ----------------------------------------
                        By:  Lennart Mengwall
                        Title:    General Partner



                             /s/ Kevin Azzouz
                        ----------------------------------------
                        Kevin Azzouz, as a General Partner of Avix
                        Associates, L.P.



                             /s/ Lennart Mengwall
                        ----------------------------------------
                        Lennart Mengwall, as a General Partner of
                        Avix Associates, L.P.



                                  Page 8 of 8 Pages